FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 11, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for August 11, 2009 and incorporated by reference herein is the Registrant’s immediate report dated August 11, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— CFO Varda Sagiv

Dated: August 11, 2009

BluePhoenix Solutions Reports Second Quarter Results

Q2/09 Revenues of $19.1 million, Non-GAAP EPS of $0.06

        HERZLIYA, Israel – August 11, 2009 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced financial results for the second quarter. Revenues for the second quarter of 2009 were $19.1 million, a decrease of 6.8% from $20.5 million in the previous quarter and 17.0% from $23.0 million in the second quarter of 2008.

        Net income on a non-GAAP basis for the second quarter of 2009 was $1.2 million, or $0.06 per diluted share, compared to $1.4 million or $0.07 per diluted share in the previous quarter, and compared to net income of $2.9 million or $0.13 per share for the second quarter of 2008.

        On a GAAP basis for the second quarter of 2009, the net loss was $1.9 million or $(0.09) per share, compared to a net loss of $1.8 million or $(0.09) per share in the previous quarter and a net loss of $8.3 million or $0.39 per share in the second quarter of 2008. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“In the second quarter we met our operational and financial targets we set for ourselves” commented Yaron Tchwella, CEO of BluePhoenix Solutions. “We achieved our revenue and our non-GAAP EPS goals despite operating in a difficult environment. Although second quarter conditions remained quite challenging and the pace of new deal activity in the quarter was still slow, we are seeing signs that the business environment is beginning to stabilize in some of our markets. “

Non-GAAP Results (in thousands US$)	Q2/2009	Q1/2009	Q2/2008
Sales	19,050	20,500	23,029
Operating profit	1,326	2,614	2,641
Net Income	1,193	1,371	2,896
Earnings per share, diluted	$0.06	$0.07	$0.13

GAAP Results (in thousands US$)	Q2/2009	Q1/2009	Q2/2008
Sales	19,050	20,500	23,029
Operating (loss)	(1,649)	(573)	(165)
Net Income (loss) from continued operations	(1,911)	(1,840)	90
Net Income (loss)	(1,911)	(1,840)	(8,262)
Earnings per share, diluted	$(0.09)	$(0.09)	$(0.39)

Non-GAAP financial measures

The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

—	Amortization of purchased intangible assets;

—	Equity-based compensation expense

—	One time expenses related to cost saving plan

—	Non-cash derivatives expenses

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call

A conference call discussing BluePhoenix’ results for the second quarter of 2009, will take place today, August 11, 2009 at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by caling (866) 225-8754 or international +1-480-629-9692 at 8:25 a.m. This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bluephoenixsolutions.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Varda Sagiv
BluePhoenix Solutions
+972-9-9526100
vsagiv@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008*	2009	2008*
	Unaudited		Unaudited

Revenues	$19,050	$23,029	$39,550	$47,064

Cost of revenues	10,579	11,648	21,540	21,622

Gross profit	8,471	11,381	18,010	25,442

Research and development costs, net	2,650	4,754	6,232	9,602

Selling, general and administrative expenses	7,470	6,792	14,000	14,820

Total operating expenses	10,120	11,546	20,232	24,422

Operating income (loss)	(1,649)	(165)	(2,222)	1,020

Financial (expenses) income, net	(48)	52	(1,193)	4

Other income	-	14	-	273

Income (loss) before taxes	(1,697)	(99)	(3,415)	1,297

Taxes on income (benefit)	78	(227)	109	(330)

Net income (loss) from continued operation	(1,775)	128	(3,524)	1,627

Net loss from discontinued operation	-	8,352	-	8,572

Net loss	(1,775)	(8,224)	(3,524)	(6,945)

Net income attributable to noncontrolling interests	136	38	227	113

Net loss attributable to BluePhoenix	$(1,911)	$(8,262)	$(3,751)	$(7,058)

Net loss per share:
Basic	$(0.09)	$(0.39)	$(0.18)	$(0.34)
Diluted	$(0.09)	$(0.39)	$(0.18)	$(0.34)

Shares used in per share calculation:
Basic	20,879	20,951	20,889	20,885

Diluted	20,879	20,951	20,889	20,885

* Presented after reclassification of Mainsoft Inc. as discontinued operation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	Unaudited		Unaudited

GAAP Gross Profit	$8,471	$11,381	$18,010	$25,442

Amortization of intangible assets	1,855	2,127	4,209	4,313
Termination costs	-	-	202	-

Non-GAAP gross profit	$10,326	$13,508	$22,421	$29,755

GAAP operating income (loss)	$(1,649)	$(165)	$(2,222)	$1,020

Amortization of intangible assets	1,855	2,127	4,209	4,313
Stock-based compensation	510	679	1,108	1,609
Termination costs	610	-	845	-

Non-GAAP operating income	$1,326	$2,641	$3,940	$6,942

GAAP Net loss attributable to BluePhoenix	$(1,911)	$(8,262)	$(3,751)	$(7,058)

Net loss from discontinued operation	-	8,352	-	8,572
Amortization of intangible assets	1,855	2,127	4,209	4,313
Stock-based compensation	510	679	1,108	1,609
Termination costs	610	-	845	-
Non-cash financial and other expenses	129	-	153	-

Non-GAAP Net income	$1,193	$2,896	$2,564	$7,436

Shares used in diluted earnings per share calculation	20,903	21,877	20,909	21,967

Non - GAAP Diluted Earnings per share	$0.06	$0.13	$0.12	$0.34

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2009	*2008
	Unaudited

ASSETS

Current Assets:

Cash and cash equivalents	$23,729	$30,308
Marketable securities	216	423
Trade accounts receivable	27,480	28,232
Other current assets	2,801	3,217

Total Current Assets	54,226	62,180

Non-Current Assets:

Investment in affiliated company	157	157
Property and equipment, net	2,210	2,493
Intangible assets and other, net	76,366	75,157

Total Non-Current Assets	78,733	77,807

TOTAL ASSETS	$132,959	$139,987

LIABILITIES AND EQUITY

Current Liabilities:

Short-term bank credit	$3,023	$1,021
Trade accounts payable	5,930	5,133
Deferred revenues	4,267	5,541
Other current liabilities	14,997	18,125

Total Current Liabilities	28,217	29,820

Non-Current Liabilities

Accrued severance pay, net	1,541	1,797
Loans from banks	12,537	15,048

Total Non-Current Liabilities	14,078	16,845

Total Equity	90,664	93,322

TOTAL LIABILITIES AND EQUITY	$132,959	$139,987

* Derived from audited 2008 balance sheet.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008*	2009	2008*
	Unaudited		Unaudited

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,775)	$(8,224)	$(3,524)	$(6,946)
Adjustments to reconcile net loss to net cash provided by operating activities:
loss from discontinued operation	-	8,352	-	8,572
Depreciation and amortization	2,111	2,388	4,708	4,728
Increase (decrease) in accrued severance pay, net	33	(18)	(256)	98
Stock-based and non cash compensation	510	681	1,108	1,611
Deferred income taxes, net	(413)	(364)	(413)	(489)
Marketable securities	375	(15)	207	-
Decrease (increase) in trade receivables	(1,470)	(2,144)	751	(3,996)
Decrease (increase) in other current assets	627	(1,067)	555	(1,187)
Increase in trade payables	907	232	797	732
Decrease in other current liabilities and deferred revenues	(847)	702	(2,648)	(476)

Net cash provided by operating activities	58	523	1,285	2,647

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(70)	(39)	(207)	(488)
Additional consideration of previously acquired subsidiaries and purchase of activity	(5,641)	(3,457)	(7,063)	(5,742)
Purchased of activity and newly-consolidated subsidiaries	-	(919)	-	(934)

Net cash used in investing activities	(5,711)	(4,415)	(7,270)	(7,164)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short term bank credit, net	(30)	-	-	-
Repayment of long-term loans	(253)	(35)	(511)	(74)
Purchase of Company's shares	-	(592)	-	(592)
Purchase of treasury shares	-	-	(83)	-
Exercise of employee share options and warrants	-	387	-	2,007

Net cash provided by (used in) financing activities	(283)	(240)	(594)	1,341

NET CASH USED IN ONGOING OPERATION	(5,936)	(4,132)	(6,579)	(3,176)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	29,665	23,527	30,308	22,571

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,729	$19,395	$23,729	$19,395

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow used in operating activity	-	1,038	-	(121)
Cash flow used in investment activity	-	(14)	-	(45)

NET CASH USED IN DISCONTINUED OPERATION	-	1,024	-	(166)

* Presented after reclassification of Mainsoft Inc. as discontinued operation.